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October 18, 2016

VIA EDGAR AND OVERNIGHT COURIER

Erin E. Martin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	China Rapid Finance Limited Amendment No. 7 to Draft Registration Statement on Form F-1 Submitted September 19, 2016 CIK No. 0001346610

Dear Ms. Martin:

This letter is being submitted by China Rapid Finance Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated October 11, 2016 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on September 19, 2016 (the “Registration Statement”).

The numbered paragraphs below correspond to certain numbered comments in the Staff’s letter dated October 11, 2016. The Staff’s comments are presented in bold. For the convenience of the Staff, we are also sending, by overnight courier, three copies of this letter in paper format.

Risk Factors, page 16

1.	Please revise to provide a risk factor that describes the impact the continued increase in repeat borrowers has on your credit quality, average loan size, customer acquisition costs, transaction fees, service fees and overall profitability. For example, your lending volumes increased during the interim period of 2016, however, your transaction fees and service fees decreased in comparison to the comparable period in 2015. In addition, your profitability has decreased since 2013 when your cumulative repeat borrower rate was 4% compared to 65% in 2015 and 2016 even though you seemingly have acquired more credit worthy customers with higher average loan balances.

RESPONSE: In response to the Staff’s comment above, the Company respectfully submits that it has modified its disclosure on pages 26 and 27 in response to the Staff’s comment to provide a risk factor discussing other risks associated with the repeat borrowing rate.

Related Party Transactions, page 160

2.	Please confirm that there are no investors or borrowers in either of the consumption or lifestyle loans which would be considered to be related parties under ASC 850.

RESPONSE: In response to the Staff’s comment above, the Company confirms that there are no investors or borrowers in either consumption or lifestyle loans that would be considered to be related parties under ASC 850.

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please tell us the reasons the audit report does not include an explanatory paragraph indicating that the previously-issued financial statements have been restated to correct a misstatement. The explanatory paragraph should also include a reference to the company’s disclosure of the correction. Please refer to PCAOB AS 3101, paragraphs 18A-18C.

RESPONSE: The Company respectfully advises the Staff that the Company assessed the qualitative and quantitative impact of the misstatements to the previously-issued 2015 financial statements in accordance with the guidance provided under SEC Staff Accounting Bulletin Topic 1M – Materiality and concluded that the impact of the correction is not material because:

1)	The correction for the accounting of customer acquisition incentive payments to investors for consumption loans has a quantitative impact of increasing loss before tax by approximately 5.9%, increasing revenue by 1.6% and sales and marketing expenses of 11.7% (representing 4% of total operating expense). The impact was not considered material as the Company is in a growing stage where it has been incurring losses, the impact does not materially change the trend in revenue, expenses and overall loss situation.

The correction also corrects the deferred incentive cost balance of US$1.6 million previously included in “Receivables, prepayments and other assets,” which has an 8.8% impact on the financial statement line item, and a 2.8% impact on total assets. The quantitative impact is not considered to be material.

In addition, the correction is specifically related to the deferred incentive cost which was explicitly disclosed as a separate amount in note 4) of the previously issued financial statements. The nature and amount is clear and straight-forward and the Company does not believe there is any risk that it might be unclear or misleading to readers of the financial statements.

2)	Regarding the correction related to issuance costs recorded, there is generally no significant impact to the Company’s profit and loss, except for the $66,000 adjustment to the accretion amount, which is clearly immaterial. The understatement of accrued liabilities by 5.3% and total liabilities by less than 3% is also considered to be immaterial.

In addition to the above, the Company assessed the qualitative impact of the adjustments and considered that:

a.	the misstatements or errors do not materially change any of the key financial indicators/metrics or change the overall trend on the Company’s growth and operation results as summarized in the table below:

US$’000	2013	2014	2015
Net profit (loss) before adjustments	3,750	131	(28,348)
Net profit (loss) after adjustments	3,750	131	(30,026)
Revenue before adjustments	40,560	61,308	61,571
Revenue after adjustments	40,560	61,308	63,481
Operating expenses before adjustments	33,908	58,551	80,108
Operating expenses after adjustments	33,908	58,551	83,696

US$ millions	2013	2014	2015
Gross billings (remain unchanged)	39.6	60.3	66.0

Given that the Company, at its growth stage, has been in an overall loss position, it considers that gross billings on transaction and service fees and other key operating indicators such as loan volume, number of loans facilitated, number of borrowers on our marketplace as highlighted in pages 15, 76 and 79 are key and meaningful to its investors. And the adjustments have no impact to these information;

b.	they do not affect the Company’s compliance with loan covenants or any contractual requirements; and

c.	the misstatements do not involve fraud or any unlawful transaction.

Overall, the correction is considered not material to previously issued financial statements. Therefore, management concluded that the impact of the misstatements shall be adjusted in the Company’s 2015 audited consolidated financial statements as a revision to the previously-issued financial statements instead of a restatement. The Company believes that the current disclosure provides full transparency for the financial statement readers.

The Company’s auditor concurred with management’s assessment and judgment that the misstatement is not material to the previously-issued financial statements. Consequently, no explanatory paragraph under PCAOB AS 3101, paragraphs 18A-18C was considered necessary.

Notes to Consolidated Financial Statements

2. Summary of significant accounting policies

(n) Safeguard Program, page F-12

4.	We have reviewed your response to comment 3. Based on the information provided we believe the amounts recorded by the company for future payments that will be contributed to the Safeguard Program, should be accounted as a financial asset at fair value and not characterized as a receivable. Please revise to also include your accounting policy for assessing and evaluating the potential impairment on this financial asset.

RESPONSE: In response to the Staff’s comment above, the Company has revised its accounting policy for the Safeguard Program asset disclosed in pages 91, F-12 and F-46.

(z) Revision to previously issued financial statements, page F-18

5.	Please revise the appropriate financial statement column headings and disclosures to indicate that the affected periods have been “restated” for the correction of the errors as opposed to “revised” in accordance with ASC 250.

RESPONSE: The Company respectfully advises the Staff that based on the qualitative and quantitative considerations highlighted in the response to comment #3 of this response letter, the Company has not revised its headings for the correction of errors.

* * * *

Should you have any questions about the responses contained herein, please contact me at (650) 838-3753 (office) or (650) 391-3709 (cell) or by email at alan.seem@shearman.com.

Sincerely yours,

/s/ Alan Seem Alan Seem

CC:	Dr. Zane Wang, Chairman and Chief Executive Officer, China Rapid Finance Limited

Kerry Shen, Chief Financial Officer, China Rapid Finance Limited